Exhibit 99.1

News Release

Intec Pharma Promotes Nadav Navon, Ph.D. to Chief Operating Officer

JERUSALEM (July 27, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ (AP) platform technology, announces the promotion of Nadav Navon, Ph.D., Executive Vice President-Research & Development and Operations to Chief Operating Officer, effective immediately.

“Dr. Navon has been instrumental in the growth and development of Intec Pharma since he joined the team in 2006. He has an outstanding track record in operations having lead the development of the Accordion Pill through a number of important clinical studies on to our pivotal Phase 3 clinical trial of the Accordion Pill Carbidopa/Levodopa (AP-CD/LD) for the treatment of advanced Parkinson’s disease symptoms. Importantly, Dr. Navon’s intricate knowledge of our AP technology platform and the numerous patents he has filed on behalf of the company will be of great value as we advance our Parkinson’s program,” stated Jeffrey A. Meckler, Intec Pharma’s Chief Executive Officer. “As Chief Operating Officer, Dr. Navon will continue to play a key role on our senior management team, particularly in the oversight of our Israeli operations. I look forward to continuing to work with him as we build Intec Pharma into a world class biopharmaceutical company.”

Dr. Navon has been with Intec Pharma since March 2006 and has served as the Company’s Executive Vice President of Research & Development and Operations since March 2015. Before that, he served as Vice President of Research & Development and Operations. Prior to joining Intec Pharma, Dr. Navon headed the analytical and quality assurance operations at Sharon Laboratories Ltd., a chemical company that develops and manufactures raw materials for the pharmaceutical, cosmetic and food industries, from 2001 to 2006. Prior to that, Dr. Navon led a number of research and development projects in the Negev’s Nuclear Research Center.

Dr. Navon earned a Bachelor of Science in chemistry, a Master of Business Administration and a Ph.D. in inorganic and analytical chemistry, each from Ben-Gurion University in Beer-Sheva, Israel.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

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